[PURSUANT TO A REQUEST BY THE COMMISSION, THIS STATEMENT IS BEING RESUBMITTED
TO EDGAR WITH THE APPROPRIATE HEADER TAGS. THIS STATEMENT IS IDENTICAL TO THE
STATEMENT FILED ON DECEMBER 23, 2002]

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

LANDAIR CORPORATION
(Name of Subject Company (Issuer) )

SCOTT M. NISWONGER (Offeror)
JOHN A. TWEED (Offeror)
LANDAIR ACQUISITION CORPORATION (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
Person) )

Common Stock, par value $.01 per share
(Title of Class of Securities)

514757103
(CUSIP Number of Class of Securities)

Scott M. Niswonger
Chief Executive Officer
Landair Corporation
430 Airport Road
Greeneville, TN 37745
(423) 783-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
William C. Argabrite
Hunter, Smith & Davis LLP
1212 North Eastman Road
P.O. Box 3740
Kingsport, Tennessee 37664
(423) 378-8829

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$27,650,480	$5,500

*	Estimated for purposes of calculating filing fee only. Calculated as the sum of (a) $27,650,480, the product of $13.00, the per share tender offer price for all of the outstanding shares of common stock of Landair Corporation and 2,126,960, the number of outstanding shares sought in the offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Messrs. Niswonger and Tweed and Landair Acquisition Corporation for such number of shares of Landair common stock.
[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable.

Form or Registration No.: Not Applicable	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

SCHEDULE TO

     This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (“Purchasers”). This Schedule TO relates to the offer by Purchasers to purchase all of the outstanding shares of the common stock, par value $.01 per share (the “Shares”), of Landair Corporation, a Tennessee corporation, at a purchase price of $13.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated December 23, 2002 (the “Offer To Purchase”), and the related Letter of Transmittal, copies of which are attached hereto as
Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

ITEM 4.    TERMS OF THE TRANSACTION.

(a) (1) (i)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

(a)(1)(ii)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet,” “Introduction” and “The Offer—Procedure For Tendering Shares” is incorporated herein by reference.

(a)(1)(iii)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet,” “Introduction” and “The Offer—Terms Of The Offer” is incorporated herein by reference.

(a) (1) (iv)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet” and “The Offer—Terms Of The Offer” is incorporated herein by reference.

(a)(1)(v)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet” and “The Offer—Terms Of The Offer” is incorporated herein by reference.

(a)(1)(vi)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet” and “The Offer—Rights Of Withdrawal” is incorporated herein by reference.

(a)(1)(vii)	The information set forth in the Offer To Purchase in the sections titled “The Offer—Procedure For Tendering Shares” and “The Offer—Rights Of Withdrawal” is incorporated herein by reference.

(a)(1)(viii)	The information set forth in the Offer To Purchase in the section titled “The Offer—Acceptance For Payment And Payment For Shares” is incorporated herein by reference.

(a)(1)(ix)	Not applicable.

(a)(1)(x)	The information set forth in the Offer to Purchase in the section titled “The Offer—Certain Effects Of The Offer” is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in the Offer To Purchase in the section titled “The Offer—Certain Federal Income Tax Consequences Of The Offer” is incorporated herein by reference.

(a)(2)(i-vii)	Not applicable.

ITEM 6.          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in the Offer To Purchase in the sections titled “Introduction” and “Special Factors—Reasons For And Purpose Of The Offer And The Merger” is incorporated herein by reference.

(c)(1)	The information set forth in the Offer To Purchase in the sections titled “Special Factors—Offerors’ Plans For Landair” and “The Offer—Merger; Dissenters’ Rights; Rule 13e-3” is incorporated herein by reference.

(c)(2)	Not applicable.

(c)(3)	The information set forth in the Offer To Purchase in the sections titled “Special Factors—Offerors’ Plans For Landair” and “The Offer—Source And Amount Of Funds” is incorporated herein by reference.

(c)(4)	The information set forth in the Offer To Purchase in the section titled “Special Factors—Offerors’ Plans For Landair” is incorporated herein by reference.

(c)(5)	The information set forth in the Offer To Purchase in the section titled “Special Factors—Offerors’ Plans For Landair” is incorporated herein by reference.

(c)(6)	The information set forth in the Offer To Purchase in the sections titled “Special Factors—Offerors’ Plans For Landair” and “The Offer—Certain Effects Of The Offer” is incorporated herein by reference.

(c)(7)	The information set forth in the Offer To Purchase in the section titled “The Offer—Certain Effects Of The Offer” is incorporated herein by reference.

ITEM 7.          SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

(a)	The information set forth in the Offer To Purchase in the section titled “The Offer—Source And Amount Of Funds” is incorporated herein by reference.

(b)	The information set forth in the Offer To Purchase in the section titled “The Offer—Source And Amount Of Funds” is incorporated herein by reference.

(d)	The information set forth in the Offer To Purchase in the section titled “The Offer—Source And Amount Of Funds” is incorporated herein by reference.

ITEM 10.          FINANCIAL STATEMENTS.

(a)	Not applicable.

(b)	Not applicable.

ITEM 11.          ADDITIONAL INFORMATION

(a)(1)	The information set forth in the Offer To Purchase in the sections titled “Special Factors—Transactions Between Offerors, Their Affiliates And Landair” and “The Offer—Certain Information Concerning Offerors And Purchaser” is incorporated herein by reference.

(a)(2)	The information set forth in the Offer To Purchase in the section titled “The Offer—Certain Legal Matters” is incorporated herein by reference.

(a)(3)	The information set forth in the Offer To Purchase in the section titled “The Offer - Certain Legal Matters” is incorporated herein by reference.

(a)(4)	The information set forth in the Offer To Purchase in the section titled “The Offer - Certain Legal Matters” is incorporated herein by reference.

(a)(5)	The information set forth in the Offer To Purchase in the section titled “The Offer - Certain Legal Matters” is incorporated herein by reference.

(b)	The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.               EXHIBITS.

(a)(1)(i)	Offer To Purchase dated December 23, 2002.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

(a)(1)(vii)	Text of Press Release issued by Landair Corporation on October 11, 2002.

(a)(1)(viii)	Text of Press Release issued by Landair Corporation on November 27, 2002.

(a)(1)(ix)	Text of Press Release issued by Landair Corporation on December 17, 2002 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).

(a)(1)(x)	Summary Advertisement as published on December 23, 2002.

(a)(5)(i)	Complaint of Dan Patton, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.

(a)(5)(ii)	Complaint of John Piazza, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.

(a)(5)(iii)	Complaint of David Baker, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 14, 2002.

(b)(1)	Commitment Letter, dated December 17, 2002, by and among First Tennessee Bank National Association and Landair Acquisition Corporation, Scott N. Niswonger and John A. Tweed (incorporated by reference to Exhibit 1 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A Tweed).

(b)(2)	Capital Contribution Agreement, dated December 17, 2002, by and among Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).

(d)(1)	Pledge and Security Agreement, dated December 28, 2000, by and between John A. Tweed and Scott M. Niswonger.

(d)(2)	Pledge and Security Agreement, dated December 28, 2000, by and between David R. Ball and Scott M. Niswonger.

(d)(3)	Pledge and Security Agreement, dated December 28, 2000, by and between Harry O. Crabtree and Scott M. Niswonger.

(d)(4)	Pledge and Security Agreement, dated December 28, 2000, by and between Andrew J. Mantey and Scott M. Niswonger.

(d)(5)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $2,250,000, made by John A. Tweed, in favor of Scott M. Niswonger.

(d)(6)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by David R. Ball in favor of Scott M. Niswonger.

(d)(7)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Harry O. Crabtree in favor of Scott M. Niswonger.

(d)(8)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Andrew J. Mantey in favor of Scott M. Niswonger.

(d)(9)	Transition Services Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).

(d)(10)	First Amendment to Transition Services Agreement, dated as of February 4, 2000, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 5, 2000).

(d)(11)	Second Amendment to Transition Services Agreement, dated as of December 31, 2001, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.16 to Landair Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on May 14, 2002).

(d)(12)	Tax Sharing Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.3 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).

(d)(13)	Sublease Agreement, dated as of September 22, 1998, between Forward Air Corporation and Landair Transport, Inc.

(d)(14)	Services and Lease Agreement, dated as of April 1, 2001, between Landair Transport, Inc. and Warehouse Logistics LLC, as amended January 1, 2002.

(g)	None.

(h)	None.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

ITEM 1.	SUMMARY TERM SHEET.

                 The information set forth in the Offer To Purchase in the section titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	The information set forth in the Offer To Purchase in the section titled “The Offer - Certain Information Concerning Landair” is incorporated herein by reference.

(b)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

(c)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet” and “The Offer - Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

(d)	The information set forth in the Offer To Purchase in the section titled “The Offer - Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the Offer To Purchase in the section titled “The Offer - Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)	The information set forth in the Offer To Purchase in the section titled “The Offer - Certain Information Concerning Offerors And Purchaser” is incorporated herein by reference.

(b)	The information set forth in the Offer To Purchase in the section titled “The Offer - Certain Information Concerning Offerors And Purchaser” is incorporated herein by reference.

(c)	The information set forth in the Offer To Purchase in the section titled “The Offer - Certain Information Concerning Offerors And Purchaser” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(c)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet,” “Introduction” and “The Offer - Procedure For Tendering Shares” is incorporated herein by reference.

(d)	The information set forth in the Offer To Purchase in the section titled “The Offer - Merger; Dissenters’ Rights; Rule 13e-3” and Schedule A thereto is incorporated herein by reference.

(e)	The information set forth in the Offer To Purchase in the section titled “The Offer—Certain Information Concerning Offerors And Purchaser” is incorporated herein by reference.

(f)	Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	The information set forth in the Offer To Purchase in the section titled “Special Factors—Transactions Between Offerors, Their Affiliates And Landair” is incorporated herein by reference.

(b)	The information set forth in the Offer To Purchase in the section titled “Special Factors—Transactions Between Offerors, Their Affiliates And Landair” is incorporated herein by reference.

(c)	The information set forth in the Offer To Purchase in the section titled “Special Factors—Transactions Between Offerors, Their Affiliates And Landair” is incorporated herein by reference.

(e)	The information set forth in the Offer To Purchase in the section titled “Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet,” “Introduction” and “Special Factors—Offerors’ Plans For Landair” is incorporated herein by reference.

(c)(8)	The information set forth in the Offer To Purchase in the section titled “The Offer—Certain Effects Of The Offer” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet,” “Introduction” and “Special Factors—Reasons For And Purpose Of The Offer And The Merger” is incorporated herein by reference.

(b)	The information set forth in the Offer To Purchase in the section titled “Special Factors—Background Of The Offer” is incorporated herein by reference.

(c)	The information set forth in the Offer To Purchase in the sections titled “Background Of The Offer” and “Special Factors—Reasons For And Purpose Of The Offer And The Merger” is incorporated herein by reference.

(d)	The information set forth in the Offer To Purchase in the section titled “The Offer—Certain Effects Of The Offer” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)	The information set forth in the Offer To Purchase in the section titled “Special Factors—Purchaser’s And Offerors’ Position Regarding The Fairness Of The Offer And The Merger” is incorporated herein by reference.

(b)	The information set forth in the Offer To Purchase in the section titled “Special Factors—Purchaser’s And Offerors’ Position Regarding The Fairness Of The Offer And The Merger” is incorporated herein by reference.

(c)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet,” “Introduction,” “Special Factors—Purchaser’s And Offerors’ Position Regarding The Fairness Of The Offer And The Merger” and “The Offer—Certain Conditions Of The Offer” is incorporated herein by reference.

(d)	None.

(e)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet,” “Introduction” and “The Offer—Certain Conditions Of The Offer” is incorporated herein by reference.

(f)	None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Not applicable.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(c)	The information set forth in the Offer To Purchase in the section titled “The Offer—Fees And Expenses” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet,” “The Offer—Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” and “The Offer—Certain Legal Matters” is incorporated herein by reference.

(b)	The information set forth in the Offer To Purchase in the section titled “The Offer—Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)	The information set forth in the Offer To Purchase in the sections titled “Introduction” and “The Offer—Certain Information Concerning Landair” is incorporated herein by reference.

(e)	The information set forth in the Offer To Purchase in the sections titled “Summary Term Sheet,” “Introduction” and “The Offer—Certain Conditions Of The Offer” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)	The information set forth in the Offer To Purchase in the section titled “The Offer—Certain Information Concerning Landair” is incorporated herein by reference.

(b)	The information set forth in the Offer To Purchase in the section titled “The Offer—Certain Information Concerning Landair” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 16.	EXHIBITS.

(c)	None.

(f)	Excerpts from Section 23 of the Tennessee Business Corporation Act (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott M. Niswonger
Scott M. Niswonger

/s/ John A. Tweed
John A. Tweed
Dated: December 23, 2002

LANDAIR ACQUISITION CORPORATION

By:
/s/ John A. Tweed

Name:
John A. Tweed

Title:
President

EXHIBIT INDEX

EXHIBIT NO	DESCRIPTION

(a)(1)(i)	Offer To Purchase dated December 23, 2002.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

(a)(1)(vii)	Text of Press Release issued by Landair Corporation on October 11, 2002.

(a)(1)(viii)	Text of Press Release issued by Landair Corporation on November 27, 2002.

(a)(1)(ix)	Text of Press Release issued by Landair Corporation on December 17, 2002 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).

(a)(1)(x)	Summary Advertisement as published on December 23, 2002.

(a)(5)(i)	Complaint of Dan Patton, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.

(a)(5)(ii)	Complaint of John Piazza, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.

(a)(5)(iii)	Complaint of David Baker, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 14, 2002.

(b)(1)	Commitment Letter, dated December 17, 2002, by and among First Tennessee Bank National Association and Landair Acquisition Corporation, Scott N. Niswonger and John A. Tweed (incorporated by reference to Exhibit 1 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A Tweed).

(b)(2)	Capital Contribution Agreement, dated December 17, 2002, by and among Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).

(d)(1)	Pledge and Security Agreement, dated December 28, 2000, by and between John A. Tweed and Scott M. Niswonger.

(d)(2)	Pledge and Security Agreement, dated December 28, 2000, by and between David R. Ball and Scott M. Niswonger.

(d)(3)	Pledge and Security Agreement, dated December 28, 2000, by and between Harry O. Crabtree and Scott M. Niswonger.

(d)(4)	Pledge and Security Agreement, dated December 28, 2000, by and between Andrew J. Mantey and Scott M. Niswonger.

(d)(5)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $2,250,000, made by John A. Tweed, in favor of Scott M. Niswonger.

(d)(6)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by David R. Ball in favor of Scott M. Niswonger.

(d)(7)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Harry O. Crabtree in favor of Scott M. Niswonger.

(d)(8)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Andrew J. Mantey in favor of Scott M. Niswonger.

EXHIBIT NO	DESCRIPTION

(d)(9)	Transition Services Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).

(d)(10)	First Amendment to Transition Services Agreement, dated as of February 4, 2000, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 5, 2000).

(d)(11)	Second Amendment to Transition Services Agreement, dated as of December 31, 2001, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.16 to Landair Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on May 14, 2002).

(d)(12)	Tax Sharing Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.3 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).

(d)(13)	Sublease Agreement, dated as of September 22, 1998, between Forward Air Corporation and Landair Transport, Inc.

(d)(14)	Services and Lease Agreement, dated as of April 1, 2001, between Landair Transport, Inc. and Warehouse Logistics LLC, as amended January 1, 2002.

(f)	Excerpts from Section 23 of the Tennessee Business Corporation Act (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).